UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AEP Industries Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

001031103

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Crown Cork & Seal Company, Inc. Pension Plan
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 651,104
	7.	Sole dispositive power 0
	8.	Shared dispositive power 651,104
9.	Aggregate amount beneficially owned by each reporting person 651,104
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 11.6%
12.	Type of reporting person EP

SCHEDULE 13G

Item 1(a).	Name of Issuer:

AEP Industries Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

95 Chestnut Ridge Road

Montvale, New Jersey 07645

Item 2(a).	Name of Person Filing:

Crown Cork & Seal Company, Inc. Pension Plan

Item 2(b).	Address of Principal Business Office:

1 Crown Way

Philadelphia, PA 19154-4599

Item 2(c).	Citizenship:

Pennsylvania

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01

Item 2(e)	CUSIP Number:

001031103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 651,104 shares of Common Stock of the Issuer

(b)	Percent of class: 11.6%. Such percentage is based upon 5,602,333 outstanding shares of Common Stock of the Issuer as of March 7, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 651,104

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 651,104

By reason of Rule 13d-3 under the Act, the Reporting Person may be deemed to have shared beneficial ownership of shares of common stock of the Issuer held in a discretionary account managed by KSA Capital Management, LLC (“Advisor”) due to the power of the Reporting Person to terminate the investment management agreement with the Advisor upon less than sixty days notice. On March 28, 2014, the Reporting Person provided Advisor with written notice of termination of the investment management agreement, effective 30 days from the date of such notice.

On December 31, 2008, the Reporting Person beneficially owned 437,363 shares of Common Stock of the Issuer, representing 6.5% of the class based upon 6,749,501 outstanding shares of the issuer as of September 3, 2008.

On December 31, 2009, the Reporting Person beneficially owned 523,698 shares of Common Stock of the Issuer, representing 7.7% of the class based upon 6,818,826 outstanding shares of the issuer as of September 4, 2009.

On December 31, 2010, the Reporting Person beneficially owned 559,213 shares of Common Stock of the Issuer, representing 8.9% of the class based upon 6,286,351 outstanding shares of the issuer as of September 7, 2010.

On September 30, 2011, the Reporting Person beneficially owned 559,213 shares of Common Stock of the Issuer, representing 10.2% of the class based upon 5,490,335 outstanding shares of the issuer as of September 7, 2011.

On December 31, 2011, the Reporting Person beneficially owned 559,213 shares of Common Stock of the Issuer, representing 10.2% of the class based upon 5,490,335 outstanding shares of the issuer as of September 7, 2011.

On December 31, 2012, the Reporting Person beneficially owned 678,082 shares of Common Stock of the Issuer, representing 12.3% of the class based upon 5,525,946 outstanding shares of the issuer as of September 7, 2012.

On December 31, 2013, the Reporting Person beneficially owned 663,321 shares of Common Stock of the Issuer, representing 11.8% of the class based upon 5,601,266 outstanding shares of the issuer as of September 5, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to the investment management agreement with the Advisor, the Advisor manages all assets in the discretionary account, has investment authority with respect to securities purchased, held or sold in the discretionary account and is authorized to vote proxies for securities held in the discretionary account.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2014

Crown Cork & Seal Company, Inc. Pension Plan

By:	/s/ Thomas A. Kelly
	Name:	Thomas A. Kelly
	Title:	Benefits Plan Investment Committee Member